June Howard
Senior Vice President
Chief Accounting Officer
Financial Services

May 11, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Aflac Incorporated
Form 10-K for the Year Ended December 31, 2016
Filed February 24, 2017
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand Aflac Incorporated and its subsidiaries (the Company) and the matters which affect our financial position and results of operations. Below we have listed your comments for ease of reference and our responses.

Comment:

Consolidated Financial Statements
Notes to Consolidated Financial Statements
7. Policy Liabilities, page 139

1. Please tell us how much of the favorable $465 million in claims development for prior years relates to the lines of business in Japan, separately breaking out the portion related to the impact of foreign exchange. Also, provide us a description of those lines and an analysis explaining with more specificity the reason for the favorable development unrelated to foreign exchange.

Response:

See Exhibit A attached for proposed disclosure enhancements to our Form 10-Q Filing for the quarter ended June 30, 2017 and prospective filings.

Please tell us how much of the favorable $465 million in claims development for prior years relates to the lines of business in Japan, separately breaking out the portion related to the impact of foreign exchange.

The favorable claims development of $465 million is comprised of approximately $339 million from our third sector insurance lines of business in Japan and approximately $126 million from our U.S. business. Excluding the impact of foreign exchange of approximately $35 million, the favorable claim development attributable to our third sector insurance lines of business in Japan was approximately $304 million, representing approximately 66% of the total. We establish and carry, as a liability, reserves for incurred but not reported claims (IBNR) based on our “best estimate” each reporting period of how much will ultimately be required to pay for claims. We calculate these reserves using various assumptions and estimates. These assumptions and estimates are inherently uncertain. Accordingly, we cannot determine with precision the ultimate amounts that we will pay, or the timing of payment of actual claims. We evaluate our actual experience compared to our best estimate assumptions, which at times may indicate our assumptions and related reserves may need to be adjusted. As a result, we would incur an earnings impact in the period in which we determine such an increase or decrease exists, and these changes reflect our updated “best estimate” of reserves in the current period versus the prior period.

Also, provide us a description of those lines and an analysis explaining with more specificity the reason for the favorable development unrelated to foreign exchange.

Set forth below is a description of our third sector insurance lines of business in Japan, and the amounts include the impact of foreign exchange.

1.	Cancer: approximately $184 million

2.	Medical: approximately $120 million

3.	Other: approximately $35 million

1.	Cancer:
These products provide lump-sum and daily indemnity amounts to cover hospitalization and treatments related to the incidence of cancer. The products can include death benefits and cash surrender values which are available upon voluntary surrender of the policy.

The approximately $184 million in favorable claims development attributable to our cancer line of business in Japan is comprised of the following:

a.
Cancer Morbidity Trends - Approximately $145 million of the favorable claims development was attributable to major benefits, such as hospital, death, first occurrence and chemotherapy. We believe that factors such as advances in early-detection techniques, the increased use of pathological diagnosis rather than clinical exams, the use of outpatient services, and a trend toward more hospital stays of shorter duration have influenced cancer treatment in Japan in recent years. As such, our Japan cancer morbidity trends have been favorable in recent years, driven by shorter hospital average length of stays resulting in current period favorable experience versus prior year best estimate. Our experience has shown continued favorable movements in the current period, not only from established benefits such as hospital, but also newer benefits, such as chemotherapy. We have reflected these continued trends as experience has developed in our IBNR estimates for new incurrals. Reflecting these trends, IBNR for prior year incurrals will naturally adjust in a favorable direction and prior year liabilities will develop favorably as lower amounts and shorter durations of claims are paid than previously estimated.

b.
Other Cancer (primarily Cancer post-36 months) - Approximately $39 million of the favorable claims development was attributable to the completion of our current period best estimate analysis as compared to prior period. The analysis concluded that our IBNR for claims that were incurred more than 36 months prior could be reduced and we reduced these reserves consistent with the results of the analysis.

2.	Medical:
These products provide daily indemnity benefit for hospital benefits, outpatient treatments and surgery lump-sum amounts. The products cover all causes including sickness and accidents.

Main drivers for favorable development are as follows:
Consistent with developments in Japan noted above, we have observed a continued trend toward more hospital stays of shorter duration in current year versus prior year. The approximately $120 million in favorable claims development attributable to our medical line of business in Japan is comprised of the following:

a.
Medical Morbidity Trends - Approximately $96 million of the favorable claims development was attributable to major benefits, such as hospital and surgery. Overall, our medical line of business is newer than our cancer line, as we didn’t enter this line materially until 2002. Therefore, we have allowed more time to develop credible experience in updating our best estimate. Nevertheless, overall medical trends from our major benefits of hospitalization and surgery have been favorable in relation to our prior year best estimate. Reflecting these trends, IBNR for prior year incurrals will naturally adjust in a favorable direction and prior year liabilities will develop favorably as lower amounts and shorter durations of claims are paid than previously estimated.

b.
Other - Approximately $24 million of the favorable claims development was attributable to the completion of our current period best estimate analysis as compared to prior period. As part of this analysis, we concluded that our IBNR for claims that were incurred more than 36 months prior could be reduced and we reduced these reserves consistent with the results of the analysis.

3.	Other:
This includes other Japan miscellaneous accident and health products. The overall impact was not material compared to Cancer and Medical.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:    Mark Brunhofer, Senior Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant

Attachments:
Exhibit A attached for proposed disclosure enhancements

Exhibit A

Proposed disclosure enhancements to our Form 10-Q Filing for the quarter ended June 30, 2017 and all prospective filings are indicated below via underline.

Reference: Pg.139 December 31, 2016 Form 10-K (excerpts below)

7. POLICY LIABILITIES
Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	2016	2015	2014
Unpaid supplemental health claims, beginning of year	$3,548	$3,412	$3,537
Less reinsurance recoverables	26	7	9
Net balance, beginning of year	3,522	3,405	3,528
Add claims incurred during the year related to:
Current year	7,037	6,416	6,866
Prior years	(465)	(353)	(301)
Total incurred	6,572	6,063	6,565
Less claims paid during the year on claims incurred during:
Current year	4,613	4,227	4,532
Prior years	1,865	1,718	1,873
Total paid	6,478	5,945	6,405
Effect of foreign exchange rate changes on unpaid claims	64	(1)	(283)
Net balance, end of year	3,680	3,522	3,405
Add reinsurance recoverables	27	26	7
Unpaid supplemental health claims, end of year	3,707	3,548	3,412
Unpaid life claims, end of year	338	254	218
Total liability for unpaid policy claims	$4,045	$3,802	$3,630

Total incurred claims increased from 2015 to 2016 partially due to the impact of foreign exchange rates as well as normal increases in inforce and policyholder aging. The incurred claims development related to prior years reflects favorable claims experience compared to previous estimates, primarily in our lines of business in Japan. The [favorable or unfavorable] claim development of $XXX million is comprised of approximately $XXX million from [Japan and/or U.S.], which represents approximately XX% of the total. Excluding the impact of foreign exchange of approximately $XXX million from 20XX to 20XX, the [Japan and/or U.S.] [favorable or unfavorable] claim development would have been approximately $XXX million, representing approximately XX% of the total.

We have experienced continued favorable claim trends in 2016 for our core health products in Japan. Our experience in Japan related to the average length of stay in the hospital for cancer treatment has shown continued decline in the current period. In addition, cancer treatment patterns in Japan are continuing to be influenced by significant advances in early-detection techniques and by the increased use of pathological diagnosis rather than clinical exams. Additionally, follow-up radiation and chemotherapy treatments are occurring more often on an outpatient basis. Such changes in treatment not only increase the quality of life and initial outcomes for the patients, but also decrease the average length of each hospital stay, resulting in favorable claim development.

As of December 31, 2016 and 2015, unearned premiums consisted primarily of discounted advance premiums on deposit. Discounted advance premiums are premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan limited-pay insurance products. These advanced premiums are deferred upon collection and recognized as premium revenue over the contractual premium payment period. These advanced premiums represented 76% of the December 31, 2016 and 77% of the December 31, 2015 unearned premiums balances.

As of December 31, 2016 and 2015, the largest component of the other policyholders' funds liability is our annuity line of business in Aflac Japan. Our annuities have fixed benefits and premiums. These annuities represented 98% of both the December 31, 2016 and 2015 other policyholders' funds liability.